

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2023

Thomas Long
Co-Chief Executive Officer and Director
Energy Transfer LP
8111 Westchester Drive, Suite 600
Dallas, Texas 75225

> **Re: Energy Transfer LP**
> **Registration Statement on Form S-3**
> **Filed May 9, 2023**
> **File No. 333-271744**

Dear Thomas Long:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: George Vlahakos, Esq.